Exhibit 5.1

December 23, 2005

Apollo Gold Corporation
5655 South Yosemite Street, Suite 200
Greenwood Village, Colorado
80111

Dear Sirs/Mesdames:

      Re: Apollo Gold Corporation (the “Corporation”)

      We act as Yukon counsel to the Corporation. We have been requested by the Corporation to provide to you the following opinion in connection with the filing of Amendment No. 1 of a Registration Statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933 as amended, relating to the sale of up to 1,250,000 common shares of the Corporation, defined below as the Agent Common Shares, and 937,500 warrants, defined below as the Agent Warrants, by the selling shareholder identified in the Registration Statement, Regent Mercantile Bancorp Inc. Such selling shareholder acquired or will acquire their common shares pursuant to Compensation Warrants.

      The Compensation Warrants were issued to the selling shareholders as partial compensation for underwriting services performed by the selling shareholders in connection with the public offering by the Corporation of Units in the United States which closed on or about January 7, 2005, pursuant to the terms and conditions of the agency agreement (the “Agency Agreement”) dated December 31, 2004 between the Corporation and Regent Mercantile Bancorp Inc. (the “Agent”).

      Each Compensation Warrant entitles the holder to purchase one unit (an “Agent Unit”) at US$0.75 per Agent Unit (subject to adjustment) for a period of 24 months from the date of the closing. Each Agent Unit is comprised of one common share of the Corporation (an “Agent Common Share”) and three-quarters of one common share purchase warrant (an “Agent Warrant”). Each whole Agent Warrant entitles the holder to purchase one additional common share in the capital of the Corporation (an “Agent Warrant Share”) at a price of US$1.00 per Agent Warrant Share (subject to adjustment pursuant to the certificate representing the Agent Warrants) for a period of 24 months from the date of the Closing.

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Scope of Review

      In connection with the opinions hereinafter expressed, we have examined and relied upon faxed or e-mailed copies of the following:

a.	the certificate representing the Compensation Warrants;

b.	certified copies of resolutions of the directors of the Corporation, relating to matters relevant to this opinion;

c.	a certificate of an officer of the Corporation referred to in the Agency Agreement;

d.	a certificate of an officer of the Corporation relating to certain factual matters (the “Officer’s Certificate”);

and we have obtained an original copy of the following:

e.	a certificate of status dated December 9, 2005 for the Corporation issued pursuant to the Business Corporations Act (Yukon) (the “Yukon Certificate”).

      We have also examined originals or photostatic or faxed copies of the resolutions and documents which comprise the Corporation’s minute book.

Assumptions

      In rendering this opinion, we have assumed:

a.	The genuineness of all signatures;

b.	The authenticity and completeness of all documents submitted to us as originals;

c.	The conformity to original documents and the completeness of all documents submitted to us or received by us as conformed copies, certified copies, photocopies, e-mailed or facsimile transmissions, and the authenticity of the originals where certified copies, photocopies, e-mailed or facsimile transmissions have been submitted or received;

d.	The Compensation Warrants create legal, valid and binding obligations of, and are enforceable in accordance with their terms against, each of the parties thereto other than the Corporation;

e.	The Compensation Warrants were unconditionally delivered by the Corporation;

f.	The accuracy, completeness and truth of all facts set forth in corporate records or official public records and certificates and any other documents, certificates or records supplied by corporate or public officials and the identity and capacity of all individuals acting or purporting to act as such;

File No. 32162

g.	The Corporation has received the consideration for the Compensation Warrants, and to the extent that property or service is received as consideration, it is not less in value that the fair equivalent of the money that the Corporation would have received if such warrants had been issued for money; and

h.	The Corporation does not engage in the railway, steamship, air transport, canal, telegraph, telephone or irrigation business.

Practice Restriction

      We are solicitors qualified to carry on the practice of law in the Yukon Territory only and we express no opinion as to any laws or matters governed by the laws other than the Yukon Territory and the federal laws of Canada applicable therein in effect as at the date of this opinion.

      We act only as the Registered Office for the Corporation in the Yukon Territory and have not been and are not regular counsel to the Corporation in any business transactions or litigation. We have reviewed the documents noted above in the section headed “Scope of Review”, but we have not participated in the negotiation of their terms or the drafting thereof.

      For purposes of our opinion in paragraph 1 below as to the good standing of the Corporation, we have relied exclusively on the Yukon Certificate and have assumed no changes in the status of the Corporation since the date of such certificate.

      This opinion is given to you as of the date hereof and we disclaim any obligation to advise you of any change after the date hereof in any matter set forth herein, and we express no opinion as to the effect of any subsequent course of dealing or conduct between the parties referred to herein.

Opinions

      Subject to the foregoing, we are of the opinion that:

1.   The Corporation is a company duly organized, validly existing and in good standing under the Business Corporations Act (Yukon).

2.   The Agent Common Shares to be issued upon the exercise of the Compensation Warrants have been set aside and reserved for issuance and allotted for issuance to the holder, from time to time, of the Compensation Warrants and such Agent Common Shares will, when issued upon the exercise of the Compensation Warrants in accordance with the terms of the certificates representing the Compensation Warrants, be validly issued as fully paid and non-assessable common shares of the Corporation.

3.   The Agent Warrants have been duly and validly created and duly authorized for issuance upon the exercise of the Compensation Warrants in accordance with the terms of the certificate representing the Compensation Warrants.

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      This opinion is furnished solely for the benefit of the addressee hereof and may not be used, circulated, quoted, relied upon or distributed, or otherwise referred to by any other person or entity or for any other purpose without our prior written consent.

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the Registration Statement.

Yours very truly,

LACKOWICZ, SHIER & HOFFMAN

BUSINESS CORPORATIONS ACT
FORM 15

Certificate of Status

APOLLO GOLD CORPORATION

was continued under the Business Corporations Act of Yukon on 2003-05-28 and is in good standing with respect to the filing of all required annual returns.

Given under my hand and seal of office in the Yukon.

Corporate Access Number: 30135	M. Richard Roberts
Dated: 2005-12-09	Registrar of Corporations